STONEBRIDGE ADVISORS LLC

                    PROXY VOTING POLICIES (REVISED MAR 2016)


GENERAL POLICY.

The preferred securities in which we generally invest do not normally carry proxy voting rights, and we do not anticipate acquiring equity securities that have such rights. But in the event that a proxy vote is solicited on a security held in client portfolios, Stonebridge will strive to cast its vote in the best economic interests of the client, following the Proxy Voting Guidelines detailed below.

Clients may obtain a copy of Stonebridge's Proxy Voting Policy as well as information relating to how proxies were voted.

PROXY VOTING GUIDELINES.

We will normally vote proxies in accordance with the following guidelines unless we determine that it is in the best economic interests of our clients to do otherwise:

o We will consider the proposal's expected impact on shareholder value and will not consider any benefit to us, our employees or affiliates.

o We consider the reputation, experience and competence of a company's management when we evaluate the merits of investing in a particular company, and we invest in companies in which we believe management goals and shareholder goals are aligned. Therefore, on most issues, we cast our votes in accordance with management's recommendations. However, when we believe management's position on a particular issue is not in the best interests our clients, we will vote contrary to management's recommendation.

o With respect to a company's board of directors, we believe there should be a majority of independent directors on company boards, and that audit, compensation and nominating committees should consist solely of independent directors. Therefore, we will normally vote in favor of proposals that insure such independence.

o With respect to auditors, we believe that the relationship between a public company and its auditors should be limited primarily to the audit engagement, and we will normally vote in favor of proposals to prohibit or limit fees paid to auditors for any services other than auditing or closely-related activities that do not raise any appearance of impaired independence.

o With respect to equity-based compensation plans, we believe that appropriately designed plans approved by a company's shareholders can be an effective way to align the interests of long-term shareholders and the interests of management, employees and directors. However, we will normally vote against plans that substantially dilute our ownership interest in the company or provide participants with excessive awards. We will also normally vote in favor of proposals to require the expensing of options.

o With respect to shareholder rights, we believe that all shareholders of a company should have an equal voice and that barriers that limit the ability of shareholders to effect corporate change and to realize the full


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      value of their investment are not desirable. Therefore, we will normally vote against proposals for supermajority voting rights, against the adoption of poison pill plans, and against proposals for different classes of stock with different voting rights.

o With respect to "social responsibility" issues, we believe that matters related to a company's day-to-day business operations are primarily the responsibility of management. We are focused on maximizing long- term shareholder value and will normally vote against shareholder proposals requesting that a company disclose or change certain business practices, unless we believe the proposal would have a substantial, positive economic impact on the company.

o Sometimes a client will fund a new account with in-kind securities. When this happens, we review the in-kind portfolio, retain those securities that fit Stonebridge's strategies, and quickly sell the rest in order to produce cash which can then be invested in the strategies. It may occur that a proxy vote solicitation is received on a security that was received in-kind and slated for immediate sale. It is our policy to vote "Abstain" on such securities, as we claim no knowledge or expertise concerning securities that are outside of our strategies, and have only transitory possession of them.

o In other circumstances, we may also decide to refrain from voting a particular proxy. In these instances, we will document the reasons for our decision.

RESPONSIBILITY.

The CCO or his designee is responsible for the administration of the proxy voting policy.

The Chief Investment Officer or his designee is responsible for voting and submitting proxies and monitoring corporate actions of portfolio securities.

IMPLEMENTATION.

Implementation procedures are as follows:

o A description of the Proxy Voting Policy is disclosed in Form ADV Part 2A, along with contact information for clients interested in requesting a copy of the policy.

o An offer is made to all existing clients on an annual basis to allow them to request, at no charge, a copy of the Proxy Voting Policy.

o When a proxy vote is required, the Chief Investment Officer or his designee will maintain documentation of all proxies/corporate action information that was received, records of how and when the proxies were voted.

o Client requests for information regarding proxy votes or policies and procedures will be forwarded to the CCO for a written response.

o The CCO periodically reviews documentation maintained by the Chief Investment Officer to provide reasonable assurance that procedures are followed and proxies are being voted in the best interest of the clients.

Revised 3/11/2016